Johnson Controls Richard Dancy Vice President, Associate General Counsel & Corporate Secretary Johnson Controls www.johnsoncontrols.com

January 30, 2024
Via EDGAR
Ms. Megan Akst
Ms. Christine Dietz
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Re:    Johnson Controls International plc
Form 10-K for the Fiscal Year Ended September 30, 2023
Form 8-K Furnished December 12, 2023
File No. 001-13836
Dear Ms. Akst and Ms. Dietz:
Johnson Controls plc (the “Company”) is in receipt of your letter, dated January 25, 2024, regarding the above-referenced filings (the “Comment Letter”). This letter confirms that, pursuant to my telephone conversation with Ms. Dietz on January 29, 2024, the Company has requested, and you have agreed to, an extension to the deadline for the Company’s response to the Comment Letter until February 23, 2024.
Thank you for your assistance. If you have any additional questions or comments, you may reach me at 414-524-6294.
Sincerely,

/s/ Richard J. Dancy
Richard J. Dancy

cc: Marc Vandiepenbeeck
John Donofrio

Johnson Controls International plc